REPURCHASE OFFER
NOTIFICATION


To:    Partners of Zazove Convertible Fund, L.P.

From:  Zazove Convertible Fund, L.P.

Re:    Quarterly Repurchase Offer

Date:  February 19, 1998


The following information is provided for persons who desire to redeem Units in the Zazove Convertible Fund, L.P. as of April 1,
1998.

This Notification is provided in accordance with the requirements of Rule 23c-3 issued under the Investment Company Act of 1940. Capitalized terms used in this Notification but not defined have the same meaning as provided in the Amended and Restated Limited Partnership Agreement of Zazove Convertible Fund L.P. dated February 1, 1994.

The Zazove Convertible Fund L.P. (the "Fund") is offering to repurchase on April 1, 1998 up to 25% of its Units outstanding as of the close of business on March 31, 1998 at the Current
Net Asset Value per Unit as of the close of business on March 31, 1998. No redemption or other fees will be imposed on the repurchase of Units pursuant to this offer; provided, however, that the Fund may impose a 2% redemption fee on the repurchase of any Units acquired by a Partner within the one year period ending on March 31, 1998. For this purpose, Units are deemed repurchased by treating the Units first acquired by a Partner as being repurchased prior to Units acquired by the Partner thereafter.

A Partner that desires to have Units redeemed must complete the enclosed Repurchase Request Form and deliver it to the Managing General Partner of the Fund: Zazove Convertible Management Limited Partnership, 4801 West Peterson Avenue, Suite 615, Chicago, Illinois 60646. In order to be effective, the Repurchase Request Form must be received by the Managing General Partner on or before March 17, 1998. A Partner may withdraw or modify any request to repurchase Units at any time prior to the end of business on March 17, 1998, but not thereafter.

Please note that there is a risk that the Current Net Asset Value
Per Unit will fluctuate between the repurchase request deadline of March 17, 1998 and the repurchase pricing date of March 31, 1998.

If the aggregate number of Units requested by the Partners to be repurchased is in excess of 25% of the Units outstanding at the close of business on March 31, 1998, the Fund may elect to repurchase an additional 2% of its Units outstanding on such date. If the aggregate number of Units requested by the Partners for repurchase exceeds the number of Units in this repurchase offer (including, if the Fund so elects, the additional 2%), then the Fund will repurchase Units on a pro-rata basis; provided, however, that the Fund may, prior to prorating tendered Units, accept all Units tendered by Partners who hold fewer than 100 Units and who tender all of their Units.

The Fund may suspend or postpone the repurchase offer described in this notification only if a majority of the Director General
Partners, including a majority of the Independent General Partners, vote to suspend or delay the repurchase offer and (i) The New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or trading in such market is restricted, (ii) an emergency exists as a result of which either disposal by the Fund of its securities is not reasonably practicable or it is not reasonably practicable to fairly determine the Current Net Asset Value Per
Unit or (iii) as permitted by the Securities and Exchange Commission by order to protect the Partners.

The Current Net Asset Value Per Unit as of the close of business on February 13, 1998 was $16.28496. Partners may ascertain the Current Net Asset Value Per Unit as of the close of business on the last business day of each week prior to March 17, 1998 and each of the five business days prior to such date by calling the Managing General Partner at (773) 283-8822.